UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Atkore International Group Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

047649 10 8

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 047649 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CD&R Allied Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 40,810,377 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 40,810,377 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,810,377 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 64.7% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)	See Item 4(c) below.
(2)	Based on 63,111,090 shares of common stock outstanding as of January 17, 2017.

CUSIP No. 047649 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CD&R Associates VIII, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 40,810,377 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 40,810,377 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,810,377 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 64.7% (2)
12.	Type of Reporting Person (See Instructions) CO

(1)	See Item 4(c) below.
(2)	Based on 63,111,090 shares of common stock outstanding as of January 17, 2017.

CUSIP No. 047649 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CD&R Associates VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 40,810,377 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 40,810,377 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,810,377 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 64.7% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)	See Item 4(c) below.
(2)	Based on 63,111,090 shares of common stock outstanding as of January 17, 2017.

CUSIP No. 047649 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CD&R Investment Associates VIII, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 40,810,377 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 40,810,377 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,810,377 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 64.7% (2)
12.	Type of Reporting Person (See Instructions) CO

(1)	See Item 4(c) below.
(2)	Based on 63,111,090 shares of common stock outstanding as of January 17, 2017.

Item 1.

(a)	Name of Issuer Atkore International Group Inc.

(b)	Address of Issuer’s Principal Executive Offices 16100 South Lathrop Avenue Harvey, Illinois 60426 (708) 339-1610

Item 2.

(a)	Name of Person Filing

Name of Person Filing	Address	Citizenship
CD&R Allied Holdings, L.P.	P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104	Cayman Islands
CD&R Associates VIII, Ltd.	P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104	Cayman Islands
CD&R Associates VIII, L.P.	P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104	Cayman Islands
CD&R Investment Associates VIII, Ltd.	P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104	Cayman Islands

CD&R Allied Holdings, L.P., CD&R Associates VIII, Ltd., CD&R Associates VIII, L.P. and CD&R Investment Associates VIII, Ltd., have entered into a Joint Filing Agreement, dated February 9, 2017, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which such reporting persons have agreed to file this statement jointly in accordance with the provisions of 13d-1(k)(1) under the Securities Exchange Act of 1934.

(b)	Address of Principal Business Office or, if none, Residence See Item 2(a) above.

(c)	Citizenship See Item 2(a) above.

(d)	Title of Class of Securities Common Stock, par value $0.01 per share

(e)	CUSIP Number 047649 10 8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

N/A

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See below.

(b)	Percent of class: See below.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote See below.

	(ii)	Shared power to vote or to direct the vote See below.

	(iii)	Sole power to dispose or to direct the disposition of See below.

	(iv)	Shared power to dispose or to direct the disposition of See below.

As of the dates listed in the table below, each of the Reporting Persons beneficially owned the number and percentage of issued and outstanding shares of common stock of Atkore International Group Inc. listed opposite its name:

	As of December 31, 2016			As of February 9, 2017
Reporting Person	Amount Beneficially Owned		Percent of Class(b)	Amount Beneficially Owned		Percent of Class(b)
CD&R Allied Holdings, L.P.	42,010,377	(c)	66.6%	40,810,377	(c)	64.7%
CD&R Associates VIII, Ltd.	0	(c)	0%	0	(c)	0%
CD&R Associates VIII, L.P.	0	(c)	0%	0	(c)	0%
CD&R Investment Associates VIII, Ltd.	0	(c)	0%	0	(c)	0%

(a)	Based on 63,111,090 shares of common stock outstanding as of January 17, 2017.
(b)	Based on 63,111,090 shares of common stock outstanding as of January 17, 2017, after giving effect to the sale on January 10, 2017 by CD&R Allied Holdings, L.P. of certain shares held by it, pursuant to an effective registration statement (File No. 333-214871) filed by the Company on December 5, 2016 that provided for the sale by CD&R Allied Holdings, L.P. of certain shares of the Company’s common stock (“Shares”). Pursuant to the related Underwriting Agreement, dated December 7, 2017, among the Company, CD&R Allied Holdings, L.P. and Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC, as representatives of the several underwriters, in transactions on December 13, 2016 and January 10, 2017, CD&R Allied Holdings, L.P. sold an aggregate of 9,200,000 Shares.
(c)	CD&R Allied Holdings, L.P. is a Cayman Islands exempted limited partnership of which CD&R Associates VIII, Ltd. is the general partner, whose sole stockholder is CD&R Associates VIII, L.P., of which CD&R Investment Associates VIII, Ltd. is the general partner. Each of CD&R Associates VIII, Ltd., CD&R Associates VIII, L.P. and CD&R Investment Associates VIII, Ltd. (the “CD&R Affiliates”) expressly disclaims beneficial ownership of the shares held by CD&R Allied Holdings, L.P.

Investment and voting decisions with respect to shares held by CD&R Allied Holdings, L.P. are made by an investment committee of limited partners of CD&R Associates VIII, L.P. (the “Investment Committee”). The CD&R investment professionals who have effective voting control of the Investment Committee are Michael G. Babiarz, Vindi Banga, James G. Berges, John C. Compton, Kevin J. Conway, Russell P. Fradin, Thomas C. Franco, Kenneth A. Giuriceo, Donald J. Gogel, Jillian Griffiths, Marco Herbst, Sarah Kim, John Krenicki, Jr., David A. Novak, Paul S. Pressler, Roberto Quarta, Christian Rochat, Ravi Sachdev, Steven W. Shapiro, Richard J. Schnall, Nathan K. Sleeper, Derek Strum, Sonja Terraneo, David H. Wasserman and J.L. Zrebiec. All members of the Investment Committee disclaim beneficial ownership of the shares shown as beneficially owned by the funds associated with Clayton, Dubilier & Rice, LLC.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

N/A

Item 8.	Identification and Classification of Members of the Group

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

N/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

CD&R ALLIED HOLDINGS, L.P.
		By:	CD&R Associates VIII, Ltd., its general partner

Date: February 9, 2017

		By:	/s/ Theresa A. Gore
		Name:	Theresa A. Gore
		Title:	Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES VIII, LTD.

Date: February 9, 2017

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES VIII, L.P.
		By:	CD&R Investment Associates VIII, Ltd., its general partner

Date: February 9, 2017

		By:	/s/ Theresa A. Gore
		Name:	Theresa A. Gore
		Title:	Vice President, Treasurer and Assistant Secretary

CD&R INVESTMENT ASSOCIATES VIII, LTD.

Date: February 9, 2017

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary